

December 6, 2011

Via Email
Mr. John J. Engel
Chief Executive Officer
WESCO International, Inc.
225 West Station Square Drive, Suite 700
Pittsburgh, Pennsylvania 15219

      Re: **WESCO International, Inc.**
               Form 10-K for the Year Ended December 31, 2010
               Filed February 24, 2011
               Form 8-K Dated October 20, 2011
               Filed on October 20, 2011
               File No. 001-14989

Dear Mr. Engel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Critical Accounting Policies and Estimates, page 18

– Excess and Obsolete Inventory, page 19

1.   Please revise future filings to provide additional information regarding this critical accounting estimate. In this regard, explain in greater detail how you arrive at assumptions about "future demand and market conditions." Discuss how accurate your

assumptions have been in the past, how much the assumptions have changed in the past and whether the assumptions are reasonably likely to change in the future.

Results of Operations, page 21

2.   We note you attribute changes in net sales to a variety of factors, including higher product prices, favorable foreign currency exchange rates and acquisitions. Please revise future filings to separately quantify the material items impacting your results of operations.

-Liquidity and Capital Resources, page 22

3.   We note your disclosures on page 47 that you consider $177 million of undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Item 8. Financial Statements and Supplementary Data, page 29

Note 2. Accounting Policies, page 35

– Revenue Recognition, page 35

4.   We note your disclosure that you provide services such as inventory management for some of your customers and that revenues for such services are recognized upon evidence of fulfillment of the agreed upon services. With a view toward enhanced disclosure in future filings, please tell us more about these arrangements and your accounting for the arrangements. Explain in greater detail the nature of the services you provide and how you recognize revenue for each portion of those arrangements. In this regard, clarify if the arrangements with these customers include the sale of inventory and the other services. If so, clarify how you account for the sale of inventory to these customers.

5.   Further to the above, please quantify the amount of revenue attributed to these services in each of the last three years and for the nine months ended September 30, 2011. Tell us how you have considered the guidance in Rule 5-03.1 of Regulation S-X.

– Supplier Volume Rebates, page 35

6.   We note your disclosures here that you receive volume rebates from certain suppliers. You state that you recognize a receivable for the estimated amounts due to you with a corresponding reduction of cost of goods sold. Please explain to us in greater detail how your accounting complies with FASB ASC 605-50-25-10 through 605-50-25-12. In this regard, clarify for us how you account for rebates that are attributable to inventory that you have not yet sold and is therefore still reflected on your balance sheet.

Note 5. Acquisitions, page 40

7.   In connection with any material acquisitions, please revise your future filings to include the disclosures required by 805-10-50-2(h) of the FASB Accounting Standards Codification.

8.   Further to the above, please provide us with your calculations of the significance of this acquisition under Rule 3-05 of Regulation S-X.

Note 14. Commitments and Contingencies, page 51

9.   We note your disclosures regarding the lawsuit filed against you in Indiana. Please revise future filings to either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the possible loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

Note 15. Segments and Related Information, page 51

10.   We note that you operate in 12 segments but aggregate the information into one reportable segment. Please provide us with your detailed analysis supporting your conclusion that aggregation of the 12 operating segments into one reportable segment was appropriate. In this regard, specifically address all of the criteria set forth in paragraph 280-10-50-11 of the FASB Accounting Standards Codification. Provide supporting information that addresses your consideration of the similarity of the criteria, including the similarity of economic characteristics.

11.   Please revise future filings to disclose the basis of attributing revenues from external customers to individual countries pursuant to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Form 8-K Filed on October 20, 2011

12.   We note you have presented certain non-GAAP financial measures in this Item 2.02 Form 8-K. However, we do not see where you have fully complied with the

requirements of Item 10(e)(1)(i) of Regulation S-K, as required by Item 2.02 of Form 8-K. Please revise future filings to address the following:

- For each non-GAAP measure presented, include a statement of the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(10(i)(C) of Regulation S-K.

- For each non-GAAP measure presented, to the extent material, include a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure. Refer to Item 10(e)(10(i)(D) of Regulation S-K.

- Include a reconciliation of the differences between the non-GAAP financial measure and the most directly comparable measure calculated in accordance with GAAP. In this regard, we refer to your presentation of the non-GAAP financial measures "organic sales growth" and "earnings per diluted share, adjusted."   Refer to Item 10(e)(10(i)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief